02022387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-9173

SEC MAIL RECEIVED PROCESSING
MAY 23 2002
WASH. D.C. 154 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Black Building
(No. and Street)

Fargo	North Dakota	58102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Medhus (701) 293-9434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

406 Main Avenue, Suite 3000	Fargo	North Dakota	58126-0001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Medhus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Financial Services, Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN C. LACOE
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires FEB. 25, 2004

Kathleen C. LaCoe
Notary Public

Robert Medhus
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)

FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)

Table of Contents

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Associated Financial Services, Inc.
(A wholly-owned subsidiary of RTM, Ltd.)
Fargo, North Dakota

We have audited the accompanying statements of financial condition of **Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.)** as of March 31, 2002 and 2001, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.)** as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
April 16, 2002

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash - general funds, including interest-bearing deposits of $7,067 in 2002 and $9,502 in 2001	$ 9,507	$ 9,745
Note receivable - Officer	32,590	32,120
Interest receivable - Officer	1,660	1,641
	$ 43,757	$ 43,506
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued payroll taxes	$ 1,254	$ 1,327
Due to parent company	-	3,951
Total current liabilities	1,254	5,278
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share Authorized, 9,000 shares Issued, 2,000 shares	20,000	20,000
Additional paid-in capital	3,000	3,000
Retained earnings	19,503	15,228
	42,503	38,228
	$ 43,757	$ 43,506

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF OPERATIONS AND STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
OPERATIONS		
REVENUE		
Commissions	$ 95,641	$ 86,725
Interest	2,027	2,351
	97,668	89,076
OPERATING EXPENSES		
Commissions	21,566	22,547
Other salaries	20,350	19,000
Office rent and utilities	10,862	11,054
Officers' salaries	6,000	-
Employee benefits	5,825	5,225
Telephone and postage	4,162	4,362
Travel	3,665	3,050
Office supplies	3,463	2,941
Professional services	2,195	2,134
Payroll taxes	1,846	1,444
Dues, fees and insurance	1,039	1,995
Advertising	785	1,283
Computer/ internet service	521	517
Meals and entertainment	436	908
Equipment rental	372	495
Donations	25	1,025
Miscellaneous	2,981	5,083
	86,093	83,063
INCOME BEFORE INCOME TAXES	11,575	6,013
INCOME TAXES	2,300	1,300
NET INCOME	$ 9,275	$ 4,713

STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, MARCH 31, 2000	$ 20,000	$ 3,000	$ 10,515	$ 33,515
Net income	-	-	4,713	4,713
BALANCE, MARCH 31, 2001	20,000	3,000	15,228	38,228
Net income	-	-	9,275	9,275
Distributions	-	-	(5,000)	(5,000)
BALANCE, MARCH 31, 2002	$ 20,000	$ 3,000	$ 19,503	$ 42,503

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 9,275	$ 4,713
Changes in assets and liabilities		
Interest receivable	(19)	(1,641)
Accrued payroll taxes	(73)	503
NET CASH FROM OPERATING ACTIVITIES	9,183	3,575
INVESTING ACTIVITIES		
Change in due to parent company	(3,951)	1,300
Net loans to officer	(470)	(9,525)
NET CASH USED FOR INVESTING ACTIVITIES	(4,421)	(8,225)
FINANCING ACTIVITY		
Distributions	(5,000)	-
NET CHANGE IN CASH	(238)	(4,650)
CASH AT BEGINNING OF YEAR	9,745	14,395
CASH AT END OF YEAR	$ 9,507	$ 9,745

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) is a North Dakota corporation operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Fargo, North Dakota with representatives in various locations in North Dakota. The Company's primary source of revenue is providing brokerage services to its customers.

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(I) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between itself and its customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers."

Security Transactions

Commission revenue and expenses are reflected in these financial statements as of the trade date.

Income Taxes

The Company files its income tax returns on a consolidated basis with its parent company, RTM, Ltd. The Company's provision for income taxes is determined using the separate return method. Income taxes are paid by RTM, Ltd. Amounts recorded as due to parent company represent the Company's portion of income taxes to be reimbursed to RTM, Ltd.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all certificates of deposit to be cash equivalents.

Advertising

Costs for advertising are expensed as incurred.

(continued on next page)

NOTE 2 - OPERATING LEASE

The Company leases its office space under a monthly operating lease. The Company is required to pay utilities. Office lease payments, excluding utilities, for the years ended March 31, 2002 and 2001 were $10,728.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2002 and 2001, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2002	2001
Net capital ratio	**.15:1**	1.18:1
Net capital	**$ 8,253**	$ 4,467
Net capital requirement	**$ 5,000**	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount. See note 6 for subsequent event relating to net capital requirement.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 5 - RELATED PARTY TRANSACTIONS

As of March 31, 2002 and 2001, the Company's unsecured 5 percent note receivable balance from one of its officers, due on demand, was $32,590 and $32,120, respectively. Interest income from this note receivable totaled $1,660 and $1,641 in the years ending March 31, 2002 and 2001, respectively. Interest receivable at March 31, 2002 and 2001 totaled $1,660 and $1,641, respectively.

At March 31, 2001, the Company owed $3,951 to its parent company for payment of income taxes incurred by the Company.

NOTE 6 - NET CAPITAL REQUIREMENT

In April 2001, the Company discovered that its net capital had fallen below the net capital requirement. As of April 30, 2001 sufficient cash from a shareholder and operations were deposited so that net capital exceeded $10,700.

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

		Schedule I
NET CAPITAL		
Total stockholder's equity from the statement of financial condition	$	42,503
Deductions		
Nonallowable assets:		
Note receivable and interest receivable from officer		(34,250)
Net capital	$	8,253
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	3,253
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	8,128
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	1,254
Ratio of aggregate indebtedness to net capital		.15:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	6,902
Audit adjustment of related party payable against related party receivable		1,351
	$	8,253
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	2,605
Audit adjustment of related party payable against related party receivable		(1,351)
	$	1,254

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Associated Financial Services, Inc.
(A Wholly-Owned Subsidiary of RTM, Ltd.)
Fargo, North Dakota

In planning and performing our audit of the financial statements and supplementary schedule of **Associated Financial Services, Inc. (A Wholly-owned Subsidiary of RTM, Ltd.)** for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Associated Financial Services, Inc. (A Wholly-owned Subsidiary of RTM, Ltd.)** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; in recordation of differences required by Rule 17a-13; and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of **Associated Financial Services, Inc. (A Wholly-owned Subsidiary of RTM, Ltd.)** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that **Associated Financial Services, Inc. (A Wholly-owned Subsidiary of RTM, Ltd.)'s** practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
April 16, 2002